UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE

During the second quarter 2006:
Net Revenues of D&S increased by 4% due to 17 new store openings

          The Company’s net revenues were driven by the store openings throughout Chile in the last 12 months and by the 31.1% increase in revenues from the financial services division. Net income for the second quarter of this year amounted to Ch$8,360 million (US$15.5 million), representing a 21% decrease compared to profits for the same period in 2005.

          Santiago, August 10 2006.– D&S: (Santiago Stock Exchange: D&S; NYSE: DYS; LATIBEX: XDYS) D&S’s net revenues for the second quarter 2006 totaled Ch$406,989 million (US$754.5 million),equivalent to an increase of 4% over the same period in 2005. D&S Chief financial Officer, Miguel Núñez, pointed out: “This increase is primarily due to the 3.1% sales expansion resulting from the opening of 17 stores during the period July 2005-June 2006, and the 31.1% growth  in D&S’s financial services revenues” Mr. Núñez also stated that the decrease in net profits is basically explained by the 2.6% reduction in same store sales – which present a favorable trend compared to the 5.8% decrease in same store sales recorded during the first quarter 2006 – and to higher operating expenses from the opening of new supermarket stores and pharmacies.

          Additionally, gross income increased for the period April-June increased by 2.3%, to Ch$113,507 million (US$210.4 million) compared to figures for the same quarter of 2005.

          The Company’s EBITDA for this period amounted to Ch$28,257 million (US$52.4 million), equivalent to 6.9% of net revenues.

          D&S’s sales area as of June 30, 2006 increased by 9.7% compared to sales area at the same date in 2005 due to the opening of 17 stores in the Metropolitan Region as well as in regions outside Santiago. These new openings are part of the Company’s expansion program which considers a total investment of US$800 million in the next three years. The Company’s current sales area totals 447,703 square meters.

          D&S’s Financial Services Division, on the other hand, recorded revenues for Ch$19,119 million (US$35.4 million) during the period April-June 2006, a favorable evolution when compared to Ch$14,581 million (US$27 million) obtained in the quarter of the previous year. This increase is due to the 24.2% growth in outstanding credit receivables  and the greater use of the card by PRESTO customers.

          Finally, D&S’s real estate area, Saitec, contributed with revenues for Ch$4,502 millones (US$8.3 million) in the second quarter of 2006.

For further information please contact:

Miguel Núñez
Chief Financial Officer
mnunez@dys.cl
56-2-484 7754

Loreto Bradford
Investor Relations Officer
lbradford@dys.cl
56-2-484 7757

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: August 10, 2006